UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission file number: 001-33668

SUPERCOM LTD.
(Translation of registrant’s name into English)

3, Rothschild Street
Tel Aviv 6688106
Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SUPERCOM LTD.

6-K Items

On January 22, 2025, SuperCom Ltd. (the “Company”) entered into a Waiver and Fourth Amendment to Credit Agreement (the “Amendment”) with affiliates of its senior lender Fortress Investment Group LLC (collectively, the “Lenders”), SuperCom Inc., the Company’s wholly owned subsidiary (the “Borrower”), and certain other subsidiaries of the Company as guarantors, to amend the Credit Agreement, dated as of September 6, 2018 (as amended, the “Credit Agreement”), entered into by the parties. Pursuant to the Amendment, among other things, the parties agreed:

(i)
for $4,374,175.47 of the outstanding principal amount (the “Outstanding Amount”) of the term loans made under the Credit Agreement (the “Loans”) to be exchanged into an aggregate of 100,000 of the Company’s ordinary shares (the “Shares”) at a price per share of $43.74, to be issued to the Lenders, which exchange was consummated on the same date, such that the Outstanding Amount is $14,000,000 after giving effect to the Amendment. The Shares were issued by the Company pursuant to and in accordance with Section 3(a)(9) of the Securities Act of 1933, as amended, and Rule 144 promulgated thereunder;

(ii)	to extend the maturity date of the Loans to December 31, 2028 and to push back any Loan monthly interest and principal payments, such that they all shall be paid at maturity; and
(iii)
to modify the annual interest rate and End of Term Fee (as defined in the Credit Agreement), with an estimated net savings to the Company of more than $1 million (in total interest and fees) if the Loans are repaid at maturity, by reducing the Loans annual interest rate from LIBOR+8% to SOFR+2.5%, resulting in a reduction of over 5.5% at current LIBOR and SOFR rates, and increasing the End of Term Fee rate to a range of 10% to 20%, depending on the timing of the full repayment of the Loans.

The Company is in compliance with the covenants in the Credit Agreement. The Amendment includes certain standard covenants, representations and warranties, including an irrevocable release and discharge by the Company and its subsidiaries party to the Credit Agreement of the Lenders and their Released Persons (as defined in the Amendment) from all damages, losses and other claims with respect to the Credit Agreement and the other loan documents and the transactions contemplated thereby.

The Company’s current outstanding debt balance with holder of its subordinated debt, Streeterville Capital LLC, is approximately $9.2 million.

There are no current disputes between the Company and any of its debt holders.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SuperCom Ltd. By: /s/ Ordan Trabelsi Name: Ordan Trabelsi Title: Chief Executive Officer and President

Date: January 23, 2025